VISKASE COMPANIES, INC.
8205 South Cass Avenue
Suite 115
Darien, Illinois 60561

November 30, 2006

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Attention:	Mr. Edward M. Kelly
Mail Stop 0510
Room 5215

RE:	VISKASE COMPANIES, INC.
FORM S−1 (REGISTRATION NO 333-121674)
FORM RW−APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Viskase Companies, Inc., a Delaware corporation (the “Registrant”), hereby applies pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S−1 (Registration No. 333-121674), together with all exhibits hereto (the “Registration Statement”), relating to a shelf registration in respect of shares of the Company’s common stock issuable upon the exercise of certain outstanding warrants and in respect of shares of the Company’s common stock previously issued in connection with the cancellation of certain debt securities (the “Shelf Registration”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2004.

The Registrant is requesting the withdrawal of the Registration Statement because the disclosures and financial statements contained therein are no longer current, and the Registration has elected to withdraw in lieu of amending the Registration Statement. The Registrant does not currently expect to pursue the Shelf Registration.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Company further requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company (including by certain affiliates of the Company, as may be applicable, in accordance with such Rule).

November 30, 2006

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (630) 874-0176 and via mail at 8205 South Cass Avenue, Suite 115, Darien, IL 60561 and to Thomas A. Monson of Jenner & Block LLP, via facsimile at (312) 840-8711 and via mail at 330 North Wabash, Chicago, IL 60611.

If you have any questions regarding the foregoing application for withdrawal, please call Thomas Monson at Jenner & Block LLP, outside counsel to the Registrant, at (312) 840-8611.

Sincerely,

VISKASE COMPANIES, INC.

/s/ Gordon S. Donovan
By:	Gordon S. Donovan
Its:	Vice President and Chief Financial Officer